Chet A. Fenimore (512) 499-3818 cfenimore@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 401 Congress Avenue Suite 2500 Austin, TX 78701-3799 (512) 499-3800 Facsimile (512) 499-3810 www.jenkens.com
Chicago, Illinois
(312) 425-3900
Dallas, Texas
(214) 855-4500
Houston, Texas
(713) 951-3300
LosAngeles, California
(310) 820-8800
Pasadena, California
(626) 578-7400
San Antonio, Texas
(210) 246-5000
Washington, D.C.
(202) 326-1500

July 27, 2006

Donald Walker
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.20549

Re:      EuroBancshares, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2005
            Filed March 16, 2006
            File No. 000-50872

Dear Mr. Walker:

On behalf of our client, EuroBancshares, Inc. (the “Corporation”), we are writing to respond to the comments set forth in your letter dated June 15, 2006 relating to the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Except as otherwise noted in this letter, the information provided in response to the comment letter has been supplied by the Corporation, which is solely responsible for such information. For your convenience, we have repeated each comment prior to the response. All references to page numbers in our discussion in the headings and in the responses thereto are to the pages in our Annual Report on Form 10-K for fiscal year ended December 31, 2005, filed on March 16, 2006.

The Corporation acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing. The Corporation understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Also, the Corporation acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies
(z) - Reclassifications, page F-13

1.  We note that you made certain reclassifications to prior year amounts related to certain loan origination costs that resulted in a decrease in loan interest income and a corresponding decrease in salaries and employee benefits. Please advise as to the nature of this reclassification, and explain how you considered whether this reclassification represents the correction of an error based on the guidance in APB 20.

During its assessment of internal controls as required by the Sarbanes Oxley Act, the Corporation found a classification error related to the application of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (“SFAS 91”). SFAS 91 requires that loan origination fees and related direct loan origination costs, mainly salaries and other incremental general and administrative expenses, be offset and the net amount deferred and recognized over the contractual life of the loan, as an adjustment of yield. Historically, the Corporation had been recording certain direct loan origination costs associated with loan and lease originations as a credit to interest income rather than a credit to the appropriate expense line item. These costs have been appropriately amortized to interest income as cost over the life of the loan or its holding period, whichever is less. Although this inadvertent classification mistake did not impact the net earnings or the earnings per share of the Corporation, it affected several line items of the consolidated statements of income. Accordingly, beginning with the filing made for the quarter ended September 30, 2005, the Corporation has made corresponding reclassifications to prior periods to conform with current reporting period’s presentation.

Paragraph 6 of Accounting Principles Board Opinion No. 20 (“APB 20”), Accounting Changes, states the following about accounting changes:

“The term accounting change in this Opinion means a change in (a) an accounting principle, (b) an accounting estimate, or (c) the reporting entity (which is a special type of change in accounting principle classified separately for purposes of this Opinion). The correction of an error in previously issued financial statements is not deemed to be an accounting change.”

The reclassification made to the line items of previously reported consolidated statements of income was not related to a change in an accounting principle, an accounting estimate, or the reporting entity. This reclassification was related to a correction of an error in previously issued financial statements. Paragraph 13 of APB 20 states the following about errors:

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

“Reporting a correction of an error in previously issued financial statements concerns factors similar to those relating to reporting an accounting change and is therefore discussed in the Opinion. Errors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared. In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment. Thus, an error is distinguishable from a change in estimate. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error for purposes of applying this Opinion.”

Paragraphs 36 and 37 of APB 20 states the following about disclosure of errors:

“The Board concludes that correction of an error in the financial statements of a prior period discovered subsequent to their issuance (paragraph 13) should be reported as a prior period adjustment. (Paragraph 18 of APB Opinion No. 9 covers the manner of reporting prior period adjustments.)

Disclosure. The nature of an error in previously issued financial statements and the effect of its correction on income before extraordinary items, net income, and the related per share amounts should be disclosed in the period in which the error was discovered and corrected. Financial statements of subsequent periods need not repeat the disclosures.”

Since the reclassification on the line items of the consolidated statements of income did not have any effect on the Corporation’s net income or earnings per share, the Corporation did not disclose any prior period adjustments of these amounts. However, the Corporation made corresponding reclassifications to prior periods to conform with year 2005 presentation. Also, the Corporation performed an assessment as to the materiality of this classification error following the guidance provided by SEC’s Staff Accounting Bulletin No. 99 and concluded that, after evaluating quantitative and qualitative characteristics of the misclassification mentioned above, the misclassification was not materially quantitative or qualitative in order to propose a restatement of the previously reported financial statements and related regulatory reports.

Based on the above, the reclassification was first made during the period detected in the Corporation’s Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 10, 2005. Complete disclosure of this reclassification was provided in such Form 10-Q in the following areas:

•	last paragraph of note 1 to the unaudited condensed financial statements;

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

•
the section captioned Explanatory Note as to Reclassification in the Consolidated Statements of Income of Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations; footnote (7) to the tables on pages 24 and 25; footnote (2) to the table on page 26;

•	footnote (7) to the tables on pages 24 and 25;

•	footnote (2) to the table on page 26;

•	footnote (1) to the table on page 28; and

•	in the fourth paragraph of Item 4 - Controls and Procedures.

In addition, complete disclosure of the reclassification was again made in our Annual Report on Form 10-K as of December 31, 2005 filed on March 16, 2006, in the following areas:

•	footnote (6) on page 38 as part of Item 6 - Selected Financial Data;

•
the section captioned Explanatory Note as to Reclassification in the Consolidated Statements of Income of Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	footnote (7) to the table on page 43;

•	footnote (2) to the table on page 44;

•	footnote (1) to the table on page 47; and

•	footnote 2(z), Reclassifications, to the Consolidated Financial Statements.

Note 17 - Derivative Financial Instruments, page F-27

2. We note that as of December 31, 2005 and 2004 you accounted for as fair value hedges interest rate swaps with notional amounts of $30.8 million and $50.2 million, respectively. It is our understanding that you used these interest rate swaps to hedge the interest rate risk associated with certain fixed-rate time deposits. Please advise us as follows with respect to these fair value hedges:

As a result of the Corporation’s acquisition of The Bank & Trust of Puerto Rico (“BankTrust”) in May 2004, the Corporation acquired several derivative instruments (“swaps”), which were recorded at their estimated fair value at acquisition. The Corporation followed the provisions of the Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended, and recorded on the balance sheet all derivative instruments at their respective fair values. The Corporation treated all derivatives acquired as new contracts.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

•	Tell us whether all or a portion of the hedged time deposits are “brokered” deposits;

All of the time deposits being hedged by the fair value hedges as of December 31, 2005 and 2004, as shown on page F-27 of the of Form 10-K, are “brokered” deposits.

•	Tell us whether you determined that these hedging relationships met the criteria in paragraphs 20 - 21 of SFAS 133 to be accounting for as fair value hedges;

From May to December of 2005, the Corporation had initially concluded that the acquired hedging relationships met the criteria in paragraphs 20 - 21 of SFAS 133, as amended, to be accounted as fair value hedges. However, based on a detailed review of the hedging documentation for the fourth quarter of 2004, management of the Corporation and the Audit Committee of the Board of Directors determined that the hedge documentation was insufficient to support hedge accounting. As a result, the Corporation evaluated the effects on the prior periods (quarters ended June 30, and September 30, 2004) of correcting the accounting of all derivative instruments to account for changes in fair values as adjustments to earnings (no hedge accounting).

The Corporation’s evaluation of this matter included both quantitative and qualitative factors and the Corporation concluded that the effects were not material to the year ended December 31, 2004 or to the periods ended June 30 and September 30, 2004.

Subsequently, on April 1, 2005, the Corporation designated these swaps as fair value hedges. Upon designation of these swaps as part of a fair value hedging relationships, the Corporation compared the key features and terms of the swaps and related hedged items to ensure all key features and terms matched. Accordingly, the Corporation expected the hedging relationships to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedge was designated.

In addition, as detailed in the hedge designation memorandums, prospective and retrospective assessments of hedge effectiveness have been and will continue to be performed whenever financial statements or earnings are reported, and at least on a quarterly basis.

The Corporation assesses the effectiveness of each hedging relationship with a dollar offset approach that compares the cumulative changes in fair value of each cancelable interest rate swap with the cumulative changes in fair value of the associated callable “brokered” deposits attributable to changes in the designated benchmark interest rate following the guidance in paragraphs 120A - 120D of SFAS 133, as amended (the “cumulative change”). This methodology is designed to function both as a retrospective and prospective assessment.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

The cumulative change is the difference between two present value calculations, both as of the end of each quarter, that exclude or include, respectively, the effect of changes in the benchmark interest rate during the period from inception of the hedging relationship up to the end of the quarter. The discount rates used for these two present value calculations are: (a) the discount rate equal to the benchmark interest rate (the LIBOR swap rate) at the inception of the hedging relationship; and (b) the discount rate equal to the benchmark interest rate at the inception of the hedging relationship adjusted, up or down, for changes in the benchmark rate from the inception of the hedging relationship up to the end of the quarter for which the change in fair value is being calculated. Both present value calculations are computed using the estimated future cash flows for the hedged item as of the end of the quarter for which the change in fair value is being calculated (i.e., contractual). The footnote to paragraph 120C of SFAS 133, as amended, states that the Financial Accounting Standards Board does not provide a specific guidance on how to determine the discount rate that must be used in the calculation. The Corporation determined that the discount rate would be based on the LIBOR benchmark interest rate at the inception of the hedging relationship.

As long as the ratio calculated following the dollar offset approach falls between 0.8 and 1.25 and it remains probable that the swap counterparty will not default, hedge accounting will be applied for the period and the hedge will be expected to be highly effective in the future.

•	Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy;

The Corporation assesses hedge effectiveness using the long-haul method following the guidance in paragraphs 120A - 120D of SFAS 133, as amended.

•
To the extent that you apply the shortcut method or matched terms to assume no ineffectiveness, tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

The Corporation did not apply either the shortcut method or matched terms to assume no ineffectiveness.

3. We note that as of December 31, 2004 you had an aggregate notional amount of $52.5 million of prime-based interest rate swaps designated as cash flow hedges of your commercial loan portfolio. In the last paragraph on page F-27 you disclose that during the second quarter of 2005 you terminated three of these swaps totaling $42.5 million which did not meet the requirements for hedge accounting under SFAS 133. Please explain to us how you determined that these hedges did not meet the requirements for hedge accounting. In addition, tell us how you determined whether your financial statements for prior periods should be restated to reflect no hedge accounting for those periods.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

The Corporation acquired these prime-based interest rate swaps as a result of our acquisition of BankTrust in May 2004. After the acquisition, the Corporation had initially designated these swaps as cash flow hedges of its commercial loan portfolio (also acquired from BankTrust) and assessed the effectiveness of each hedging relationship on a quarterly basis. However, based on a detailed review of the hedging documentation for the fourth quarter of 2004, the Corporation’s management of the Corporation and the Audit Committee of the Board of Directors determined that the hedge documentation was insufficient to support hedge accounting, as the hedging relationships did not meet the criteria in paragraphs 28 - 29 of SFAS 133, as amended. Based on the Corporation’s evaluation of its qualitative and quantitative characteristics, the effect of changes in fair value of the swaps upon discontinuance of hedge accounting was considered inconsequential for the periods reported up to December 31, 2004 (quarters ended June 30 and September 30, 2004).

Subsequently, during April 2005, those prime interest rate swaps were terminated, resulting in a $132,000 gain for the second quarter of 2005.

4. On page F-28 you disclose that in April 2005 you redesignated your remaining interest rate swaps in order to qualify as highly effective fair value hedges from that point forward. Please advise us as follows with respect to your remaining hedges:

•	Clearly describe the terms of both the hedging instrument and the hedged item;

Please refer to Exhibit A for a description of the terms of both the hedging instrument and the hedged item.

•	Explain how you determined that these hedging relationships met the criteria in paragraphs 20 - 21 of SFAS 133 to be accounted for as fair value hedges;

Please refer to our response to question 2 above.

•	Clearly describe the methods used to prospectively and retrospectively assess hedge effectiveness and measure ineffectiveness.

Please refer to our response to question 2 above for a discussion as to how the Corporation addressed condition (b) of paragraph 20 of SFAS 133, as amended.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

Note 20 - Sale of Receivables and Servicing Assets, page F-29

5. We note that you have sold lease financing contracts, mortgage loans and consumer loans in various transactions during fiscal years 2005, 2004, and 2003, resulting in gains of approximately $1.0 million, $1.4 million and $3.5 million, respectively. Please advise us as follows with respect to these asset transfers:

•
Clearly describe the analysis you performed to substantiate your conclusion that these asset transfers met each of the criteria in paragraph 9 of SFAS 140 for sale treatment and are not financing transactions.

For every significant sale of loans the Corporation obtained an opinion from its legal counsel as to whether the sale agreement constitutes a sale of such loans under Puerto Rico law.

During 2005, 2004 and 2003, the Corporation sold lease financing contracts on a limited recourse basis to a third party with carrying values of $29.9 million, $30.0 million and $50.0 million, respectively. The Corporation surrendered control of the lease financing receivables, as defined by FAS 140 and accounted for these transactions as sales, recognizing net gains of approximately $713,000 for year 2005 sales, $978,000 for year 2004 sales, and $2.8 million for year 2003 sales.

A majority of the mortgage loans the Corporation originate are sold on a spot loan basis to other financial institutions with servicing released. During 2005 and 2004, the Corporation sold $21.5 million and $28.9 million in mortgage loans to other financial institutions, respectively. Additionally, during 2003, the Corporation sold mortgage loans to other financial institutions with carrying values of $63.7 million. The largest transaction was with Citibank, N.A. in September 2003, when the Corporation sold mortgage loans amounting to $42.8 million. The Corporation did not retain the servicing rights on these mortgage loans and it accounted for these transactions as a sale, resulting in a gain of approximately $232,000, $309,000 and $700,000 for those same periods.

In addition, during 2004, the Corporation sold $5.4 million in mortgage and consumer loans to Easy Money. These loans had been acquired as a result of the merger transaction with The Bank & Trust of Puerto Rico in May 2004. The Corporation accounted for this transaction as a sale resulting in a gain of approximately $108,000.

In September 2000, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). SFAS 140 establishes standards for resolving issues about the circumstances under which transfers of financial assets with continuing involvement should be considered as sales of all or part of the assets or as secured borrowings and about how transferors and transferees should account for sales and secured borrowings.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

As established in paragraph 9 of SFAS 140, the following conditions need to be met in order to account for a transfer of assets as a sale. After each condition, the Corporation described the analysis performed to substantiate its conclusion.

“A transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

a. The transferred assets have been isolated from the transferor - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership (paragraphs 27 and 28).”

Lease Financing Contracts

The purchase, sale and servicing agreements signed between Eurobank (the “Bank”), the Corporation’s banking subsidiary, and the Purchaser of lease financing contracts (the “Lease Agreements”) provide various clauses assuring transferred assets have been isolated from the Bank and put beyond the reach of the Bank and its creditors. A summary of these clauses follows:

(i) Terms of Sale

The Bank has sold, transferred, assigned, set-over and otherwise conveyed to the Purchaser, without recourse (except as provided therein), and the Purchaser has purchased, acquired and accepted, all the right, title and interest of the Bank in and to the Leases and the Leased Assets, including all payments received by the Bank in respect of the Leases due on or after a certain cut-off date that is one day prior to the dated date of each such Lease Agreement (the “Cut-off Date”) to which the Purchaser is entitled under such Lease Agreement, and the proceeds of any insurance policies insuring the Leased Assets;

(ii) Delivery of Lease Documents

The Bank has the duty to deliver the Leases and certain other documents to the Purchaser, or, at the election of the Purchaser, to the Bank in its capacity as servicer of the Leases, on the date of the closing, and the Purchaser acknowledges receipt of such Leases and other documents and elected that the Bank deliver the Leases and other documents to the Bank in its capacity as servicer of the Leases;

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

(iii) Intent of the Parties to Treat Transaction as a Sale and Purchase

The purchase of the Leases and Leased Assets by the Purchaser is intended by both the Bank and the Purchaser to be a sale of the Leases and Leased Assets by the Bank to the Purchaser, with each of the Bank and the Purchaser agreeing that it will account for such transfer in its financial statements as a sale and purchase, respectively, and that it will treat such transfer as a sale and purchase, respectively for Puerto Rico income tax purposes;

(iv) Representation by Purchaser as to Validity and Enforceability of Lease Agreements

The Purchaser represented that, as of the closing date, there were no actions, proceedings, suits or investigations pending or, to the best of its knowledge, threatened before any Puerto Rico or federal court or governmental authority or body or any arbitrator, (i) asserting the invalidity of such Lease Agreements, (ii) seeking to prevent the consummation by the Purchaser of any of the transactions contemplated by such Lease Agreements or (iii) which, if adversely determined, would materially adversely affect the performance by the Purchaser of its obligations under, or the validity or enforceability of, such Lease Agreements;

(v) Further Action by the Bank

The Bank agrees to cause to be executed and delivered to the Purchaser such further instruments of sale, conveyance, assignment, transfer and delivery and take such other action as the Purchaser may reasonably request in order to more effectively sell and transfer the Leases and the Leased Assets to the Purchaser and to consummate the transactions contemplated thereby;

The Bank agrees to use its best efforts to ensure that, as soon as practicable after the transfer and assignment of the Leases and the related Leased Assets, each insurance policy in respect of any Leased Asset contains an endorsement naming the Purchaser as an additional insured thereunder, and the Bank agrees to indemnify and hold harmless the Purchaser for any losses or damages resulting from the Bank’s failure to obtain such endorsement;

The Bank agrees that, in respect of the Leases and the Leased Assets, it will not at any time assert legal or equitable title to any Lease or Leased Asset (other than any Lease or Leased Asset repurchased by the Bank pursuant to the terms thereof) and will inform any person dealing therewith or inquiring in respect thereof that all right, title and interest in and to the Leases and the Leased Assets have been sold to and are the sole property of the Purchaser;

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

(vi) Remedy for Breach of Representations

Each party agrees that the representations and warranties of the Bank with respect to the Leases and the Leased Assets, as set forth in such Lease Agreement, shall survive the date of such Lease Agreements for a period of 90 days, and that in the event of the discovery of a breach of any of such representations and warranties that materially adversely affects the interests of the Purchaser in and to the related Lease (the “Breached Lease”) within such 90-day period, the Bank must, within 90 days of its discovery, cure such breach in all material respects or provide evidence reasonably acceptable to the Purchaser that the Lease is not in fact a Breached Lease; and

In the event that a Breached Lease is not cured within 90 days of its discovery, the Bank shall, upon demand therefore by the Purchaser, on the first Monthly Cut-off Date after such demand, at the discretion of the Bank, subject to the consent of the Purchaser, either (i) repurchase such Breached Lease and the related Leased Asset from the Purchaser at the Repurchase Price of such Breached Lease by crediting to the Purchaser in the Segregated Records an amount equal to the Repurchase Price, or (ii) substitute such Breached Lease with another Lease for the then outstanding principal balance of which together with a cash payment, if required, is equal to the Repurchase Price of the Breached Lease.

Mortgage Loans

As mentioned above, a majority of the mortgage loans the Corporation originates are sold on a spot loan basis to other financial institutions with servicing released. Citibank, N.A. and Banco Popular de Puerto Rico were the largest purchasers during fiscal years 2005, 2004 and 2003. The Mortgage Agreements signed with them provide various clauses assuring transferred assets have been isolated from the Bank and put beyond the reach of the Bank and its creditors. A summary of these clauses follows:

(i) Terms of Sale

The Bank has sold to the Purchaser and the Purchaser has purchased, without recourse (except as provided therein), free and clear of any liens, all of Bank’s rights in and to Mortgage Loans;

(ii) Delivery of Loan Documents

The Bank has the duty to deliver the Mortgage Loans and certain other documents to the Purchaser;

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

(iii) Representation by Purchaser as to Validity and Enforceability of Mortgage Agreements

The Purchaser represented that, as of the closing date, there were no actions, suits or proceedings pending or, to the best of its knowledge, threatened before any court, administrative agency, arbitrator or governmental body with respect to any of the transactions contemplated by the Mortgage Agreement, or which will, if determined adversely to Purchaser, materially and adversely affect it or its business, assets, operations or condition, financial or otherwise, or adversely affect Purchaser’s ability to perform its obligations under the Mortgage Agreement;

(iv) Remedy for Breach of Representations

Each party agrees that the representations and warranties of the Bank with respect to the Mortgage Loans, as set forth in such Mortgage Agreements, shall survive the date of such Mortgage Agreement for a determined period, and that in the event of the discovery of a breach of any of such representations and warranties that materially adversely affects the interests of the Purchaser in and to the related Mortgage Loan (the “Breached Mortgage”) within such determined period, the Bank must, within a determined number of days of its discovery, cure such breach in all material respects or provide evidence reasonably acceptable to the Purchaser that the Mortgage Loan is not in fact a Breached Mortgage; and

In the event that a Breached Mortgage is not cured within a determined number of days of its discovery, the Bank shall, upon demand therefore by the Purchaser, at the discretion of the Purchaser, either (i) repurchase such Breached Mortgage from the Purchaser at the Repurchase Price of such Breached Mortgage, or (ii) substitute such Breached Mortgage with another Mortgage Loan for the then outstanding principal balance of which together with a cash payment, if required, is equal to the Repurchase Price of the Breached Mortgage.

a. “Each transferee (or, if the transferee is a qualifying SPE (paragraph 35), each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor (paragraphs 29-34).”

The agreements signed by the Bank and the Purchaser for the transfer of lease financing contracts and mortgage loans do not contain a clause precluding the Purchaser from its right to pledge or exchange the assets received nor constraining it from taking advantage of its right to pledge or exchange providing a more than a trivial benefit to the Bank.

b. “The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity (paragraphs 47-49) or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call (paragraphs 50-54).”

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

Paragraph 113 of SFAS 140 states the following:

“In a transfer of receivables with recourse, the transferor provides the transferee with full or limited recourse. The transferor is obligated under the terms of the recourse provision to make payments to the transferee or to repurchase receivables sold under certain circumstances, typically for defaults up to a specified percentage. The effect of a recourse provision on the application of paragraph 9 may vary by jurisdiction. In some jurisdictions, transfers with full recourse may not place transferred assets beyond the reach of the transferor and its creditors, but transfers with limited recourse may. A transfer of receivables with recourse shall be accounted for as a sale, with the proceeds of the sale reduced by the fair value of the recourse obligation, if the criteria in paragraph 9 are met. Otherwise, a transfer of receivables with recourse shall be accounted for as a secured borrowing.”

Lease Financing Contracts

The Lease Agreements provide the Purchaser shall have the right, at its sole discretion, to require the Bank to repurchase any Lease with one or more monthly payments due and outstanding in excess of 120 days (a “Defaulted Lease”), but the Bank shall have no obligation to repurchase any Defaulted Lease if (a) the sum of (i) the outstanding principal balance owed under such Defaulted Lease (the “Repurchase Price”) plus (ii) the aggregate amount previously paid by the Bank in respect of all other Defaulted Leases repurchased by the Bank pursuant to the terms thereof (excluding any Breached Leases repurchased by the Bank), exceeds (b) an amount equal to 5% of the outstanding aggregate principal balance of all Leases purchased by the Purchaser thereunder. Also, some Lease Agreements provide the Bank shall have no obligation to repurchase any Defaulted Lease if (a) the sum of (i) the outstanding principal balance owed under such Defaulted Lease (the “Repurchase Price”) plus (ii) the aggregate amount previously paid by the Bank in respect of all other Defaulted Leases repurchased by the Bank pursuant to the terms thereof (excluding any Breached Leases repurchased by the Bank), exceeds (b) an amount equal to 5.0% of the outstanding aggregate principal balance as of the Cut-off Date of all Leases purchased.

Subject to the above-described 5.0% limitation, upon demand by the Purchaser that the Bank repurchase a Defaulted Lease, the Bank shall, at its discretion, subject to the consent of the Purchaser, have the option of repurchasing such Defaulted Lease and related Leased Asset from the Purchaser or substituting such Defaulted Lease with another Lease the then principal balance of which, together with an accompanying cash payment, if required, is equal to the Repurchase Price of the Defaulted Lease.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

For every sale of lease financing contracts, considering that as part of the transaction a servicing asset was created upon retention of servicing rights, the Corporation obtained an opinion from its legal counsel as to whether the Lease Agreement constitute a sale of such Leases under Puerto Rico law. Based on their examination of the Lease Agreements and their consideration of such other matters of fact and questions of law as they have considered relevant in the circumstances, the Corporation’s legal counsel is of the opinion that in a properly presented and argued case, as a legal matter, the transfer of the Leases by the Bank to the Purchaser under the Lease Agreements would be considered to be a sale of the Leases under Puerto Rico law. The Corporation considers the limited recourses described above do not represent an effective control over the assets transferred to the Purchaser.

Mortgage Loans

As mentioned above, a majority of the mortgage loans the Corporation originates are sold on a spot loan basis to other financial institutions with servicing released. Citibank, N.A. and Banco Popular de Puerto Rico were the largest purchasers during fiscal years 2005, 2004 and 2003.

For the Mortgage Agreement entered with Citibank, N.A., there was no recourse other than the remedies for breach of representations included as part of the Corporation’s response on how it addressed condition (a) of paragraph 9 of FAS 140. The Corporation considers these remedies do not represent an effective control over the assets transferred to the Purchaser.

The Mortgage Agreement entered with Banco Popular de Puerto Rico states the following:

“Once sold, if the loan enters into early default or bankruptcy for a period of twelve (12) months as of the date of purchase or if Seller fails to produce to Buyer within 180 days from the date of the sale the FHA Mortgage Insurance Certificate, VA Loan Guaranty Certificate or any other instrument or document required to be produced hereunder in connection with a Mortgage Loan, or if Seller fails to comply with any other provision of this Agreement in connection with such Mortgage Loan, Seller shall be required to repurchase from Buyer such Mortgage Loan at a price equal to its then outstanding principal balance, plus accrued interest and charges, plus any and all other expenses which might have been incurred by Buyer in the acquisition or processing of the Mortgage Loan, including attorney’s fees. The repurchase shall take place within 30 days of the notice by Buyer to Seller demanding the same. Seller shall be allowed to substitute any such Mortgage Loan as long as it meets the requirements of the GNMA, FNMA and/or Freddie Mac Guidelines for Mortgage Loan substitution on a case by case basis.”

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

The first part of this clause establishes a limited recourse for a period of twelve months, while the remaining part of the clause presents other remedy actions available to the Purchaser, both of which, under no circumstances, represent an effective control over the assets transferred to the Purchaser.

•
Specifically explain how you considered the impact of the limited recourse provisions on your conclusion under paragraph 9 that the transferred assets were placed beyond the reach of the transferor and its creditors.

Please refer to our response above for a discussion as to how the Corporation addressed condition (c) of paragraph 9 of SFAS 140.

•	Identify the third parties to whom such loans and lease finance contracts were sold, and advise us as to whether you have purchase loans or lease financing contracts from the same third parties.

Lease Financing Contracts

During fiscal years 2005, 2004 and 2003, the Corporation only sold lease financing contracts on a limited recourse basis to Banco Cooperativo de Puerto Rico (the “Banco Cooperativo”), a banking entity created by Act No. 88 of June 21, 1966 of the Commonwealth of Puerto Rico. In September and March 2005, the carrying values of lease financing contracts sold to Banco Cooperativo amounted to $15.0 million and $14.9 million, respectively. During November 2004 and June 2003, the Corporation sold lease financing contracts to Banco Cooperativo with carrying values of $30.0 million, in each month, and $20.0 million in December 2003.

Mortgage and Consumer Loans

A majority of the mortgage loans the Corporation originates are sold on a spot loan basis to other financial institutions with servicing released. Citibank, N.A. and Banco Popular de Puerto Rico were the largest purchasers during those periods. Refer to Exhibit B for a detail of financial institutions to which mortgage loans were sold during fiscal years 2005, 2004 and 2003.

In addition, during 2004, the Corporation sold $5.4 million in mortgage and consumer loans to Easy Money. These loans had been acquired from The Bank & Trust of Puerto Rico and serviced by another entity.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Donald Walker
July 27, 2006

The Corporation has not purchased any loans or lease financing contracts from any financial institutions.

If you have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, please do not hesitate to call.

Best regards,

/s/ Chet A.Fenimore

Chet A.Fenimore

cc:	Rafael Arrillaga-Torréns, Jr., EuroBancshares, Inc. (w/enclosures)

Yadira R. Mercado Piñeiro, EuroBancshares, Inc. (w/enclosures)
William G. Knibloe, Crowe Chizek and Company, LLC (w/enclosures)
Brian J. Hecker, Crowe Chizek and Company, LLC (w/enclosures)
Miguel R.Venta, KPMG LLP (w/enclosures)
Peter G.Weinstock (firm) (w/enclosures)

EUROBANCSHARES, INC. AND SUBSIDIARIES	Exhibit A
Terms of Hedging Instruments and Hedged Items

CFEUROBANK2003072401

Terms of the Hedging Instrument (Interest Rate Swap)
  Receive-fixed, pay-variable interest rate swap
  $6,000,000 initial notional amount
  Hedge Designation Date: April 1, 2005
  Trade Date: July 24, 2003
  Effective date: August 21, 2003
  Maturity Date: August 21, 2023
  Call Option: Writer
  Callable beginning on February 21, 2004 and on each semi-annual period thereafter until maturity
  Fixed rate: 6.00%
  Variable rate: 3-month LIBOR plus 0.13%
  Rate fixing date: 21st calendar day of the second month of each quarter (February, May, August, November)
  Payment Date: 21st calendar day of the second month of each quarter (February, May, August, November)

Terms of the Hedged Item (Brokered CDs)
  Principal balance of Brokered CDs at inception of the hedging relationship: $5,870,000
  Issuance Date: August 21, 2003
  Maturity Date: August 21, 2023
  Fixed rate: 6.00%
  Call option: Purchaser
  Callable beginning on February 21, 2004 and on each semi-annual period thereafter until maturity

CFEUROBANK2003071401

Terms of the Hedging Instrument (Interest Rate Swap)
  Receive-fixed, pay-variable interest rate swap
  $14,000,000 initial notional amount
  Hedge Designation Date: April 1, 2005
  Trade Date: July 14, 2003
  Effective date: July 25, 2003
  Maturity Date: July 25, 2018
  Call Option: Writer
  Callable beginning on July 25, 2004 and on each semi-annual period thereafter until maturity
  Fixed rate: 5.40%
  Variable rate: 3-month LIBOR plus 0.30%
  Rate fixing date: 25th calendar day of the first month of each quarter (January, April, July, October)
  Payment Date: 25th calendar day of the first month of each quarter (January, April, July, October)

Terms of the Hedged Item (Brokered CDs)
  Principal balance of Brokered CDs at inception of the hedging relationship: $13,492,000
  Issuance Date: July 25, 2003
  Maturity Date: July 25, 2018
  Fixed rate: 5.40%
  Call option: Purchaser
  Callable beginning on July 25, 2004 and on each semi-annual period thereafter until maturity

EUROBANCSHARES, INC. AND SUBSIDIARIES	Exhibit A
Terms of Hedging Instruments and Hedged Items

CFEUROBANK2003061301

Terms of the Hedging Instrument (Interest Rate Swap)
  Receive-fixed, pay-variable interest rate swap
  $6,300,000 initial notional amount
  Hedge Designation Date: April 1, 2005
  Trade Date: June 13, 2003
  Effective date: June 13, 2003
  Maturity Date: June 13, 2013
  Call Option: Writer
  Callable beginning on June 13, 2004 and on each semi-annual period thereafter until maturity
  Fixed rate: 3.75% - 7.00%
  Variable rate: 3-month LIBOR plus 0.30%
  Rate fixing date: 13th calendar day of the last month of each quarter (March, June, September, December)
  Payment Date: 13th calendar day of the last month of each quarter (March, June, September, December)

Terms of the Hedged Item (Brokered CDs)
  Principal balance of Brokered CDs at inception of the hedging relationship: $6,259,000
  Issuance Date: June 13, 2003
  Maturity Date: June 13, 2013
  Fixed rate: 3.75% - 7.00%
  Call option: Purchaser
  Callable beginning on June 13, 2004 and on each semi-annual period thereafter until maturity

CFEUROBANK2003052301

Terms of the Hedging Instrument (Interest Rate Swap)
  Receive-fixed, pay-variable interest rate swap
  $4,500,000 initial notional amount
  Hedge Designation Date: April 1, 2005
  Trade Date: May 23, 2003
  Effective date: June 3, 2003
  Maturity Date: December 3, 2010
  Call Option: Writer
  Callable beginning on June 3, 2004 and on each semi-annual period thereafter until maturity
  Fixed rate: 3.00% - 6.00%
  Variable rate: 3-month LIBOR plus 0.27%
  Rate fixing date: 3rd calendar day of the last month of each quarter (March, June, September, December)
  Payment Date: 3rd calendar day of the last month of each quarter (March, June, September, December)

Terms of the Hedged Item (Brokered CDs)
  Principal balance of Brokered CDs at inception of the hedging relationship: $6,259,000
  Issuance Date: June 3, 2003
  Maturity Date: December 3, 2010
  Fixed rate: 3.00% - 6.00%
  Call option: Purchaser
  Callable beginning on June 3, 2004 and on each semi-annual period thereafter until maturity

EUROBANCSHARES, INC. AND SUBSIDIARIES
Mortgage Loans Sold Between Fiscal Years 2003 and 2005

Purchaser	2003	2004	2005	Total
Citibank, N.A.	$55,470,600	$10,747,540	$6,520,459	$72,738,599
Banco Popular de Puerto Rico	2,235,522	5,704,238	12,063,451	20,003,211
Fannie Mae	1,357,468	1,789,300	2,449,850	5,596,618
Doral Bank	-	4,449,321	476,935	4,926,256
Banco Santander de Puerto Rico	2,213,661	2,697,255	-	4,910,916
FirstBank	982,536	3,270,113	-	4,252,649
Equity Mortgage	1,479,696	276,698	-	1,756,394
Totals	$63,739,483	$28,934,465	$21,510,695	$114,184,643